UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Riviera Resources, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

76964R 104

(CUSIP Number of Class of Securities)

David B. Rottino

President and Chief Executive Officer

600 Travis Street, Suite 1700

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Julian J. Seiguer

Lanchi Huynh

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, TX 77002

(713) 836-3600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On September 24, 2018, Riviera Resources, Inc., a Delaware corporation (the “Company”), issued a press release announcing that it intends to commence a tender offer to purchase for cash up to an aggregate of $100 million of shares of its common stock at a purchase price of $22.00 per share no later than the end of this month. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

IMPORTANT INFORMATION ABOUT PROPOSED TENDER OFFER

The discussion of the proposed tender offer in the attached press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. Any tender offer will be made only pursuant to an Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO that will be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent for the tender offer.

Cautionary Note Regarding Forward-Looking Statements

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to our ability to commence and consummate the proposed tender offer, financial and operational performance and results of the Company, low or declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Registration Statement on Form S-1, Quarterly Report on Form 10-Q and other public filings. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Press release dated September 24, 2018.